File No. 812-14602

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

OFS CAPITAL CORPORATION, HANCOCK PARK CORPORATE INCOME, INC., OFS CAPITAL MANAGEMENT, LLC, OFSI FUND V, LTD., OFSI FUND VI, LTD., OFSI FUND VII, LTD. AND OFS SBIC I, LP

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications,	Copies to:
notices and orders to:
Steven B. Boehm, Esq.
OFS Capital Corporation	Cynthia M. Krus, Esq. Lisa A. Morgan, Esq.
10 S. Wacker Drive, Suite 2500	Sutherland Asbill & Brennan LLP
Chicago, Illinois 60606	700 Sixth Street, NW, Suite 700
Attention:	Washington, DC 20001-3980
Jeffrey A. Cerny	(202) 383-0100
(847) 734-2060	(202) 637-3593 (fax)

June 8, 2016

This document contains 24 pages (including exhibits), which have been numbered sequentially.

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UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

OFS CAPITAL CORPORATION, HANCOCK PARK CORPORATE INCOME, INC., OFS CAPITAL MANAGEMENT, LLC, OFSI FUND V, LTD., OFSI FUND VI, LTD., OFSI FUND VII, LTD. AND OFS SBIC I LP

10 S. Wacker Drive, Suite 2500
Chicago, Illinois 60606

) ) ) ) ) ) ) ) ) ) )	First Amended and Restated Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d–1 under the Investment Company Act of 1940.

I. Summary of Application

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d–1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the Commission under the 1940 Act:

•	OFS Capital Corporation (“OFS BDC”),

•	Hancock Park Corporate Income, Inc. (“Hancock BDC” and together with OFS BDC the “Existing Regulated Funds”),

•	OFS Capital Management, LLC (“OFS Adviser”) on behalf of itself and its successors,[1]

•	OFSI Fund V, LTD., OFSI Fund VI, LTD., and OFSI Fund VII, LTD. (each an “Existing Affiliated Fund” and collectively, the “Existing Affiliated Funds”), and

•	OFS SBIC I LP (the “Existing SBIC Subsidiary,” and together with the Existing Regulated Funds, the Existing Affiliated Funds and OFS Adviser, the “Applicants”).

In particular, the relief requested in this application (the “Application”) would permit one or more Regulated Funds2 and/or one or more Affiliated Funds3 to participate in the same

1The term “successor,” as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

2 “Regulated Fund” means any of the Existing Regulated Funds and any Future Regulated Fund. “Future Regulated Fund” means any closed-end management investment company (a) that is registered under the 1940 Act or has elected to be regulated as a BDC (as defined below), (b) whose investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program. The term “Adviser” means (a) OFS Adviser and (b) any future investment adviser that controls, is controlled by or is under common control with OFS Adviser and is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”).

3 “Affiliated Fund” means the Existing Affiliated Funds and any Future Affiliated Fund. “Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program.

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investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price (“Private Placement Securities”);4 and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers (“Follow-On Investments”). “Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub (as defined below)) participated together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order.5 “Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

OFS BDC has formed,6 and any of the Regulated Funds may, from time to time, form a special purpose subsidiary (a “Wholly-Owned Investment Sub”) (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund (and, in the case of an SBIC Subsidiary,7 maintain a license under the SBA Act and issue debentures guaranteed by the SBA); (iii) with respect to which the Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. All subsidiaries of the Regulated Funds participating in Co-Investment Transactions will be Wholly-Owned Investment Subs and will have Objectives and Strategies (as defined below) that are either the same as, or a subset of, the Regulated Fund’s Objectives and Strategies.

4 The term “private placement transactions” means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the “1933 Act”).

5 No Non-Interested Director (as defined below) of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

6 The Wholly-Owned Investment Sub formed by OFS BDC is the Existing SBIC Subsidiary.

7 “SBIC Subsidiary” means the Existing SBIC Subsidiary and any Future SBIC Subsidiary. “Future SBIC Subsidiary” means any Wholly-Owned Investment Sub (as defined below) that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended, (the “SBA Act”) as a small business investment company (an “SBIC”).

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All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application. Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.8

II. Background

OFS BDC

OFS BDC is a Delaware corporation organized as a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under Section 54(a) of the 1940 Act.9 On November 7, 2012, OFS Capital, LLC, a Delaware limited liability company and the predecessor to OFS BDC, converted into a Delaware corporation, OFS BDC, and the outstanding limited liability company interests in OFS Capital, LLC were converted into 2,912,024 shares of common stock in OFS BDC. The common stock of OFS BDC trades on the NASDAQ Global Select Market under the symbol “OFS.” As of March 31, 2016 OFS BDC had net assets of approximately $142.0 million. OFS BDC’s Objectives and Strategies10 are to generate both current income and capital appreciation primarily through debt investments and, to a lesser extent, equity investments. OFS BDC’s investment strategy, which includes the Existing SBIC Subsidiary, focuses primarily on investments in middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other minority equity securities.

The board of directors of OFS BDC (the “OFS BDC Board”) is comprised of five directors, three of whom are not “interested persons,” within the meaning of Section 2(a)(19) of the 1940 Act (the “Non-Interested Directors”). The boards of directors of Hancock BDC (the “Hancock BDC Board”), and any Future Regulated Fund (together with the OFS BDC Board, the “Boards” and each a “Board,” as applicable) is comprised of no fewer than three directors, a majority of whom are Non-Interested Directors.  The Nominating and Corporate Governance Committee of each Board selects and nominates any additional Non-Interested Directors who may be selected to serve on a Board.

8 See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

9 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

10 “Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in the Regulated Fund’s registration statement on Form N-2 or Form 10, as applicable, other filings the Regulated Fund has made with the Commission under the 1933 Act, or under the Securities Exchange Act of 1934, as amended, and the Regulated Fund’s reports to shareholders.

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In addition, for income tax purposes, OFS BDC, other than any tax blocker entity it may form, has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).

Hancock BDC

Hancock BDC was organized as a corporation under the General Corporate Laws of the State of Maryland on December 8, 2015 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company which will elect to be regulated as a BDC under Section 2(a)(48) of the 1940 Act.  Structured as a private BDC, Hancock BDC is offering shares of its common stock on a best efforts, continuous basis. As described in Hancock BDC’s registration statement on Form 10 filed on June 6, 2016, Hancock BDC’s Objectives and Strategies are to generate current income and, to a lesser extent, capital appreciation primarily through debt investments and, to a lesser extent, equity investments. Hancock BDC’s investment strategy focuses primarily on investments in middle-market companies in the United States, including senior secured loans, which includes first-lien, second-lien and unitranche loans as well as subordinated loans and, to a lesser extent, warrants and other minority equity securities.

The Hancock BDC Board is comprised of three directors, two of whom are Non-Interested Directors of Hancock BDC.

Hancock BDC intends to make an election to be treated for tax purposes as a RIC under the Code and intends to continue to make such election in the future.

OFS Adviser

OFS Adviser is a Delaware limited liability company and an investment adviser registered with the Commission under the Advisers Act. OFS Adviser serves as investment adviser to the Existing Regulated Funds and manages the respective portfolios of each Existing Regulated Fund in accordance with the Existing Regulated Fund’s Objectives and Strategies.  The investment professionals of OFS Adviser are responsible for determining the composition of each Existing Regulated Fund’s portfolio, the nature and timing of the changes to the portfolio and the manner of implementing such changes; assisting each Existing Regulated Fund in determining what securities it should purchase, retain or sell; identifying, evaluating, and negotiating the structure of the investments that each Existing Regulated Fund makes (including performing due diligence on prospective portfolio companies); and executing, closing, servicing and monitoring the investments that each Existing Regulated Fund makes. OFS Adviser is a wholly-owned subsidiary of Orchard First Source Asset Management, LLC.

Existing SBIC Subsidiary

OFS BDC’s investment strategy includes the Existing SBIC Subsidiary, which is a Wholly-Owned Investment Sub of OFS BDC. The Existing SBIC Subsidiary is a Delaware limited partnership and received an SBIC license from the SBA in May 2012. The SBIC license allows the Existing SBIC Subsidiary to receive SBA-guaranteed debenture funding, subject to the issuance of a leverage commitment by the SBA and other customary procedures. SBA leverage

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funding is subject to the Existing SBIC Subsidiary’s payment of certain fees to the SBA, and the ability of the Existing SBIC Subsidiary to draw on the leverage commitment is subject to its compliance with SBA regulations and policies, including an audit by the SBA.

On November 26, 2013, OFS BDC obtained an exemptive order from the SEC to permit OFS BDC to exclude the debt of the Existing SBIC Subsidiary guaranteed by the SBA from the definition of senior securities in the statutory 200% asset coverage ratio under the 1940 Act, allowing for greater capital deployment.

Existing Affiliated Funds

Each of the Existing Affiliated Funds is a Cayman “collateralized loan obligation” (“CLO”) fund for which OFS Adviser acts as the adviser pursuant to a collateral management agreement between the relevant Existing Affiliated Fund and OFS Adviser. The Existing Affiliated Funds’ portfolios are comprised predominantly of senior secured “club” and syndicated loans made to U.S. companies (both public and private). Each Existing Affiliated Fund is subject to restrictions on investing in certain companies (or other issuers) and types of securities under the terms of a note indenture (individually, a “CLO Indenture”, and, collectively, the “CLO Indentures”). The loans and synthetic securities in which the Existing Affiliated Funds invest must meet stringent criteria set forth in the CLO Indentures, including, but not limited to (i) a requirement of periodic payments of interest in cash, (ii) a minimum Moody’s Rating, and (iii) numerous other asset and portfolio criteria.

Each of the Affiliated Funds is, or will be, a separate and distinct legal entity. In reliance on the exclusion from the definition of “investment company” provided by Section 3(c)(1) or 3(c)(7) of the 1940 Act, none of the Affiliated Funds are, or will be, registered under the 1940 Act.

III. Order Requested

The Applicants request the Order of the Commission under Sections 17(d) and 57(i) under the 1940 Act, and Rule 17d-l under the 1940 Act to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), one or more Regulated Funds to be able to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

The Regulated Funds and the Affiliated Funds seek relief to invest in Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. This Application seeks relief in order to (i) enable the Regulated Funds and the Affiliated Funds to avoid the practical difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future, and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

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A. Section 17(d) and Section 57(a)(4)

Section 17(d) of the 1940 Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the 1940 Act), or an affiliated person of such affiliated person, of a registered closed-end investment company acting as principal, from effecting any transaction in which the registered closed-end investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered closed-end investment company on a basis different from or less advantageous than that of such other participant. Rule 17d–1 under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Similarly, with regard to BDCs, Section 57(a)(4) of the 1940 Act prohibits certain persons specified in Section 57(b) of the 1940 Act from participating in a joint transaction with a BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. In particular Section 57(a)(4) of the 1940 Act applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC, or any person (other than the BDC itself) who is an affiliated person of the foregoing pursuant to Section 2(a)(3)(C) of the 1940 Act; or

•	Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC,[11] or any person who is an affiliated person of any of the foregoing within the meaning of Section 2(a)(3)(C) or (D) of the 1940 Act.

Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) of the 1940 Act, a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.12

OFS Adviser is the investment adviser to the Existing Regulated Funds, and an Adviser will be the investment adviser to each of the Future Regulated Funds. OFS Adviser may be deemed to control the Existing Regulated Funds, and any other Adviser will be controlling, controlled by, or under common control with OFS Adviser. In addition, an Adviser will be the investment

11 Excluded from this category are the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not otherwise be under common control with the BDC.

12 See, e.g., In re Investment Company Mergers, SEC Rel. No. IC–25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) (“[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

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adviser to each Affiliated Fund. The Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the 1940 Act. In addition, the Affiliated Funds may be deemed to be under common control with the Regulated Funds, and thus affiliated persons of each Regulated Fund under Section 2(a)(3)(C) of the 1940 Act. As a result, these relationships might cause a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds participating in Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4) of the 1940 Act, and thus subject to the provisions of Rule 17d-l of the 1940 Act.

B. Rule 17d–1

Rule 17d–l under the 1940 Act generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d–1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Section 57(i) of the 1940 Act provides that, until the Commission prescribes rules under Section 57(a)(4) of the 1940 Act, the Commission’s rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies will be deemed to apply. Because the Commission has not adopted any rules under Section 57(a)(4) of the 1940 Act, Rule 17d–I under the 1940 Act applies.

Applicants seek relief pursuant to Rule 17d-l under the 1940 Act, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule I7d–l under the 1940 Act, the Commission is directed by Rule 17d–1(b) under the 1940 Act to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d) of the 1940 Act, upon which Rule 17d–1 under the 1940 Act is based, and upon which Section 57(a)(4) of the 1940 Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching. See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq. The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d) . . . is to prevent . . . injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.” Securities and Exchange Commission v. Talley Industries. Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied 393 U.S. 1015 (1969). Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under section 17 of the 1940 Act, and rules thereunder, but is modified to address

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concerns relating to unique characteristics presented by business development companies.” H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

Applicants believe that the terms and conditions of this Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) of the 1940 Act were designed to prevent would be addressed and the standards for an order under Rule 17d–1 under the 1940 Act are met.

C. Protection Provided by the Proposed Conditions

Applicants believe that the proposed conditions, as discussed more fully in Section III.D. of this Application (the “Conditions”), will ensure the protection of shareholders of the Regulated Funds and compliance with the purposes and policies of the 1940 Act with respect to the Co-Investment Transactions. In particular, the Conditions, as outlined below, would ensure that each Regulated Fund would only invest in investments that are appropriate to the interests of shareholders and the investment needs and abilities of that Regulated Fund. In addition, each Regulated Fund would be able to invest on equal footing with each other Regulated Fund and the Affiliated Funds, including identical terms, conditions, price, class of securities purchased, settlement date, and registration rights. Each Regulated Fund would have the ability to engage in Follow-On Investments in a fair manner consistent with the protections of the other conditions. Each Regulated Fund would have the ability to participate on a proportionate basis, at the same price and on the same terms and conditions in any sale of a security purchased in a Co-Investment Transaction. Fees and expenses of Co-Investment Transactions would be borne by the applicable Adviser, or shared pro-rata among the Regulated Funds and Affiliated Funds who participate in the Co-Investment Transactions. The conditions would also prevent a Regulated Fund from investing in any current investments of an affiliated person, which eliminates the possibility of a Regulated Fund from being forced to invest in a manner that would benefit an affiliated person’s existing investment. Also, sufficient records of the transactions would be maintained to permit the examination staff of the Commission to monitor compliance with the terms of the requested order.

The Conditions impose a variety of duties on the Advisers with respect to Co-Investment Transactions and Potential Co-Investment Transactions by the Regulated Funds. These duties include determinations regarding investment appropriateness, the appropriate level of investment, and the provision of information to the Board of any Regulated Fund. In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, Available Capital (defined below), and other pertinent factors applicable to that Regulated Fund. Each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities. The participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in Section 57(o) (a “Required Majority”), of the directors of the Board eligible to vote on that Co-Investment Transaction under Section 57(o) (the “Eligible Directors”).13

13 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

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The amount of each Regulated Fund’s capital available for investment (“Available Capital”) will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

If the Advisers, the principal owners of any of the Advisers (the “Principals”), or any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 14.

Applicants believe that this condition will ensure that the Non-Interested Directors will act independently in evaluating the Co-Investment Program, because the ability of the Advisers or the Principals to influence the Non-Interested Directors by a suggestion, explicit or implied, that the Non-Interested Directors can be removed will be limited significantly. The Non-Interested Directors shall evaluate and approve any such independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the proposed conditions would ensure that each Regulated Fund that participates in a Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants. As a result, the Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the 1940 Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

With respect to each Wholly-Owned Investment Sub, such a subsidiary would be prohibited from investing in a Co-Investment Transaction with an Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund’s Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Regulated Fund’s Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the Regulated Fund proposes to participate in

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the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

D. Proposed Conditions

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.            Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund’s then-current Objectives and Strategies, the Regulated Fund’s Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.            (a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party’s Available Capital to assist the Eligible Directors with their review of the Regulated Fund’s investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not

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the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;

(B) the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of the Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party’s investment; and

(iv) the proposed investment by the Regulated Fund will not benefit the Advisers, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act, as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,14 a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

14 This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which the Regulated Fund already holds investments.

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6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.            (a) If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b) Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c) A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(d) Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.            (a) If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b) A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated

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Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

(c) If, with respect to any Follow-On Investment:

(i) the amount of the opportunity is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each participant’s Available Capital, up to the maximum amount proposed to be invested by each.

(d) The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this application.

9. The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of an Affiliated Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

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13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Fund.

14. If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the 1940 Act or applicable State law affecting the Board’s composition, size or manner of election.

IV. Statement in Support of Relief Requested

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits

In the absence of the relief sought hereby, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d) and Section 57(a)(4) of the 1940 Act and Rule 17d–1 under the 1940 Act should not prevent BDCs and registered closed–end investment companies from making investments that are in the best interests of their shareholders.

In cases where the Advisers identify investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles. The ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Funds and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds. Indeed, each Regulated Fund’s inability to co-invest with one or more of the Affiliated Funds and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund’s shareholders. For example, a Regulated Fund may lose investment opportunities if the Adviser cannot provide

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“one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by an Adviser due to a Regulated Fund’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). The Regulated Fund Advisers expect that any portfolio company that is an appropriate investment for a Regulated Fund should also be an appropriate investment for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification. The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board of each Regulated Fund, including the Non-Interested Directors, has (or will have prior to relying on the requested Order) determined that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund will be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund will be able to participate in larger transactions; (iii) the Regulated Fund will be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment will have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund will be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the general terms and conditions of the proposed Order are fair to the Regulated Funds and their shareholders. The Board of each of the Existing Regulated Funds, including the Non-Interested Directors, also determined that it is in the best interests of the Existing Regulated Funds and their shareholders to obtain the Order at the earliest possible time and instructed the officers of the Existing Regulated Funds, the Advisers and counsel to use all appropriate efforts to accomplish such goal. For these reasons, the respective Boards of the Existing Regulated Funds have determined (or will have prior to relying on the requested Order) that it is proper and desirable for OFS BDC and Hancock BDC to participate in Co-Investment Transactions with one or more other Regulated Funds and/or one or more Affiliated Funds.

B. Protective Representations and Conditions

The terms and conditions set forth in this application ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the 1940 Act. Specifically, the Conditions incorporate the following critical protections: (i) in each Co-Investment Transaction, all Regulated Funds and Affiliated Funds participating in the Co-Investment Transactions will invest at the same time for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

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Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund’s participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund’s Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

The Applicants believe that participation by the Regulated Funds in pro rata dispositions and Follow-On Investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and Follow-On Investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. The Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2 under the 1940 Act, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

The foregoing analysis applies equally where a Wholly-Owned Investment Sub is involved in a Co-Investment Transaction as each Wholly-Owned Investment Sub will be treated as one company with its parent for purposes of this Application.

V. Precedents

The Commission previously has issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to co-invest in Private Placement Securities. See Capitala Finance Corp., et al. (File No. 812-14544) Investment Company Act Rel. Nos. 32102 (May 4, 2016) (notice) and 32136 (June 1, 2016) (order); OHA Investment Corporation, et al. (File No. 812-14482) Investment Company Act Rel. Nos. 32061 (March 30, 2016) (notice) and 32094 (April 25, 2016) (order); NexPoint Capital, Inc., et al. (File No. 812-14430) Investment Company Act Rel. Nos. 32048 (March 24, 2016) (notice) and 32078 (April 29, 2016) (order); Crescent Capital BDC Inc., et al. (File No. 812-14454) Investment Company Act Rel. Nos. 32018 (March 2, 2016) (notice) and 32056 (March 29, 2016) (order); Apollo Investment Corporation, et al. (File No. 812-13754) Investment Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057 (March 29, 2016) (order); Alcentra Capital Corporation, et al. (File No. 812-14374) Investment Company Act Rel. Nos. 31927 (December 4, 2015) (notice) and 31951 (December 30, 2015) (order); Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. Nos. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order); THL Credit, Inc., et

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al. (File No. 812-14256), Investment Company Act Rel. Nos. 31899 (November 10, 2015) (notice) and 31929 (December 8, 2015) (order); Full Circle Capital Corporation, et al. (File No. 812-14396), Investment Company Act Rel. Nos. 31799 (August 28, 2015) (notice) and 31837 (September 23, 2015) (order); Business Development Corporation of America, et al. (File No. 812-14368) Investment Company Act Rel. Nos. 31598 (May 11, 2015) (notice) and 31738 (Aug. 5, 2015) (order); Benefit Street Partners BDC, Inc., et al. (File No. 812-14126) Investment Company Act Rel Nos. 31651 (May 27, 2015) (notice) and 31686 (June 23, 2015) (order); TCW Direct Lending LLC, et al. (File No. 812-14382) Investment Company Act Rel. Nos. 31589 (April 30, 2015) (notice) and 31649 (May 27, 2015) (order); Garrison Capital Inc., et al. (File No. 812-14097) Investment Company Act Rel. Nos. 31373 (Dec. 15, 2014) (notice) and 31409 (Jan. 12, 2015) (order).

VI. Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, each Applicant states that its address is as indicated below:

OFS Capital Corporation

Hancock Park Corporate Income, Inc.

OFS Capital Management, LLC

OFSI Fund V, LTD.

OFSI Fund VI, LTD.

OFSI Fund VII, LTD.

OFS SBIC I, LP

10 S. Wacker Drive, Suite 2500

Attention: Jeffrey A. Cerny

(827) 734-2000 (Tel.)

(827) 734-7910 (Fax)

Applicants further state that all written or oral communications concerning this Application should be directed to:

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

Attention:  Steven B. Boehm, Esq.

                  Cynthia M. Krus, Esq.

                  Lisa A. Morgan, Esq.

(202) 383-0100 (Tel.)

(202) 637-3593 (Fax)

The Applicants desire that the Commission issue an Order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

Pursuant to Rule 0-2 under the 1940 Act, each Applicant declares that all requirements for the execution and filing of this Application in its name and on its behalf by the undersigned have been complied with and that the undersigned is fully authorized to do so. The verifications

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required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibit A. The authorizations required by Rule 0-2(c) under the 1940 Act that were filed with the original Application are applicable to the undersigned and still remain in effect.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII. Request for Order of Exemption

For the foregoing reasons, the Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d–1 under the 1940 Act granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: June 8, 2016

OFS Capital Corporation

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chairman and Chief Executive Officer

Hancock Park Corporate Income, Inc.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chairman and Chief Executive Officer

OFS Capital Management, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS SBIC I LP

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Manager

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OFSI Fund V, LTD.

By: OFS Capital Management, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI Fund VI, LTD.

By: OFS Capital Management, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI Fund VII, LTD.

By: OFS Capital Management, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

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Exhibit A

Verification of Statement of Facts and Application

Pursuant to Rule 17d-1 Under the

Investment Company Act of 1940

for an Order of the Commission

The undersigned states that he has duly executed the attached Application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940, dated June 8, 2016 for and on behalf of OFS Capital Corporation, Hancock Park Corporate Income, Inc., OFS Capital Management, LLC, OFSI Fund V, LTD., OFSI Fund VI, LTD., OFSI Fund VII, LTD. and OFS SBIC I, LP and that all actions by shareholders, directors, members, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken.  The undersigned further says that he is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

OFS Capital Corporation

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chairman and Chief Executive Officer

Hancock Park Corporate Income, Inc.

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Chairman and Chief Executive Officer

OFS Capital Management, LLC

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFS SBIC I LP

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: Manager

21

OFSI Fund V, LTD.

By: OFS Capital Management, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI Fund VI, LTD.

By: OFS Capital Management, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

OFSI Fund VII, LTD.

By: OFS Capital Management, LLC
Its: Collateral Manager

By:	/s/ Bilal Rashid
Name: Bilal Rashid
Title: President

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Exhibit B

Resolutions Adopted by the Board of Directors of OFS Capital Corporation

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer and Secretary of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Written Consent dated January 15, 2016)

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Exhibit C

Resolutions Adopted by the Board of Directors of Hancock Park Corporate Income, Inc.

WHEREAS, the Board believes it is in the best interests of the Company to file an application with the SEC for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act and Rule 17d-l promulgated under the Investment Company Act of 1940 (the “Application”), to authorize the entering into of certain joint transactions and co-investments by the Company with certain entities which may be deemed to be “affiliates” of the Company pursuant to the provisions of the 1940 Act, which such joint transactions and co-investments would otherwise be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act, all as more fully set forth in the draft Application that has been presented to the Board; and

WHEREAS, the Board has reviewed the Application, a copy of which is attached hereto as Exhibit A.

NOW, THEREFORE, BE IT RESOLVED, that the Chief Executive Officer, Chief Financial Officer and Secretary of the Company (each an “Authorized Officer” and, collectively, the “Authorized Officers”) be, and they hereby are, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be prepared, executed, delivered and filed with the SEC the Application, and to do such other acts or things and execute such other documents, including amendments to the Application, as they deem necessary or desirable to cause the Application to conform to comments received from the Staff of the SEC and otherwise to comply with the 1940 Act and the rules and regulations promulgated thereunder, in such form and accompanied by such exhibits and other documents, as the Authorized Officers preparing the same shall approve, such approval to be conclusively evidenced by the filing of the Application; and it is further

RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to perform all of the agreements and obligations of the Company in connection with the foregoing resolutions and to consummate the transactions contemplated thereby, to take or cause to be taken any and all further actions, to execute and deliver, or cause to be executed and delivered, all other documents, instruments, agreements, undertakings, and certificates of any kind and nature whatsoever, to incur and pay all fees and expenses and to engage such persons as the Authorized Officers may determine to be necessary, advisable or appropriate to effectuate or carry out the purposes and intent of the foregoing resolutions, and the execution by the Authorized Officers of any such documents, instruments, agreements, undertakings and certificates, the payment of any fees and expenses or the engagement of such persons or the taking by them of any action in connection with the foregoing matters shall conclusively establish the Authorized Officers’ authority therefore and the authorization, acceptance, adoption, ratification, approval and confirmation by the Company thereof.

(Adopted by Written Consent dated January 15, 2016)

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